EXHIBIT 12


                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                             FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND
                                        FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1996 (a)
                                        ------------------------------------------------------
                                                         (Millions of dollars)


                                                              For the Three
                                                              Months Ended               Years Ended December 31,
                                                             March 31, 1997     1996     1995      1994     1993      1992

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92 and 1-1-95..........          $  851    $3,450   $1,201    $1,409   $1,392   $1,707
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              (3)      (4)         1      (1)       (8)      (9)
Minority interest in net income............................              21        72       54        44       17       18
Previously capitalized interest charged to
   income during the period................................              10        27       33        29       33       30
                                                                     ------    ------   ------    ------   ------   ------
        Total earnings.....................................             879     3,545    1,289     1,481    1,434    1,746
                                                                     ------    ------   ------    ------   ------   ------

Fixed charges Items charged to income:
     Interest charges......................................             129       551      614       594      546      551
     Interest factor attributable to operating
          lease rentals....................................              32       129      110       118       91       94
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................              10        35       36        31        4        -
                                                                     ------    ------   ------    ------   ------   ------
        Total items charged to income......................             171       715      760       743      641      645

   Interest capitalized....................................               5        16       28        21       57      109
   Interest on ESOP debt guaranteed by Texaco Inc..........               2        10       14        14       14       18
                                                                     ------    ------   ------    ------   ------   ------
        Total fixed charges................................             178       741      802       778      712      772
                                                                     ------    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............          $1,051    $4,260   $2,049    $2,224   $2,075   $2,391
   (Total earnings + Total items charged to income)                  ======    ======   ======    ======   ======   ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            5.90      5.75     2.55      2.86     2.91     3.10
                                                                     ======    ======   ======    ======   ======   ======

(a)  Excludes discontinued operations.

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